FREE WRITING PROSPECTUS DATED April 24, 2009
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-154173
The Goldman Sachs Group, Inc.
Guarantee
of Deposit Notes of
Goldman Sachs Bank USA
          The Goldman Sachs Group, Inc. has unconditionally and irrevocably guaranteed the payment obligations of Goldman Sachs Bank USA under deposit notes it may offer and sell from time to time, as described below.
          The Goldman Sachs Group, Inc.
          The Goldman Sachs Group, Inc. is a leading global financial services firm providing investment banking, securities and investment management services to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.
          On September 21, 2008, The Goldman Sachs Group, Inc. became a bank holding company under the U.S. Bank Holding Company Act of 1956, and the Federal Reserve Board became its primary federal regulator.
          Because The Goldman Sachs Group, Inc. is a holding company, its ability to perform its obligations under the guarantee will depend in part on its ability to participate in distributions of assets from its subsidiaries. We discuss these matters, as well as the terms of the guarantee, under “Description of the Guarantee” and “Considerations Relating to the Guarantee” below.
          For a discussion of regulatory considerations affecting The Goldman Sachs Group, Inc. and Goldman Sachs Bank USA, refer to The Goldman Sachs Group, Inc.’s most recent Annual Report on Form 10-K and other documents filed by The Goldman Sachs Group, Inc. with the SEC, which are incorporated herein by reference as described under “Available Information” below.
          The Deposit Notes
     The deposit notes will be issued by Goldman Sachs Bank USA under one or more fiscal agency agreements from time to time in the future. Each deposit note will have such terms, including as to maturity, interest (if any) and other features, and will be offered and sold in such amount and upon such terms and conditions, as may be determined by Goldman Sachs Bank USA and described in a separate offering circular prepared by Goldman Sachs Bank USA at or before the time of issue. In general, the deposit notes will represent deposit liabilities of Goldman Sachs Bank USA and will be insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the extent provided by applicable law. However, the specific terms of the deposit notes, and of any FDIC insurance, may vary and you should read the applicable offering circular for a description of the actual terms of any deposit note and of its offering and sale. The brief references to the deposit notes in this free writing prospectus are qualified in their entirety by reference to the applicable offering circular, and if there is any inconsistency between this free writing prospectus and the applicable offering circular with regard to the description of any deposit note, the latter shall control.

     The deposit notes will be offered and sold without registration under the Securities Act of 1933, in reliance on the exemption in Section 3(a)(2) of that Act, and will not have the protection of the Trust Indenture Act of 1939.
          Description of the Guarantee
          Under a General Guarantee Agreement, dated December 1, 2008, as the same may be amended from time to time (which we refer to as the “guarantee agreement”), The Goldman Sachs Group, Inc. unconditionally and, subject to the provisions thereof, irrevocably guarantees to each holder of deposit notes of Goldman Sachs Bank USA (which we refer to as the “deposit notes”) the complete payment when due, whether by acceleration or otherwise, of all payment obligations of Goldman Sachs Bank USA in connection with such deposit notes. We refer to the guarantee of the deposit notes under the guarantee agreement as the “guarantee”. For this purpose, the “holder” of any deposit note means the person entitled to receive payment on the deposit note, which would be the person in whose name the deposit note is registered on the books of Goldman Sachs Bank USA or its agent. In the case of a deposit note in book-entry form, the holder would be the depositary or its nominee.
          The Goldman Sachs Group, Inc. will not be liable to any holder in respect of any deposit note for any amount in excess of the amount which Goldman Sachs Bank USA actually owes to such holder in respect of such deposit note, and The Goldman Sachs Group, Inc. may assert any defense to payment available to Goldman Sachs Bank USA other than those arising in a bankruptcy or insolvency proceeding. Upon payment of all due and unpaid obligations owing to a holder in respect of any deposit note, The Goldman Sachs Group, Inc. will be subrogated to the rights of such holder against Goldman Sachs Bank USA with respect to such obligations, and such holder will be obligated to take at The Goldman Sachs Group, Inc.’s expense such steps as The Goldman Sachs Group, Inc. may reasonably request to implement such subrogation. The guarantee will continue to be effective or reinstated as to any holder of deposit notes if at any time payment of such deposit notes or interest thereon is rescinded or must otherwise be restored or returned by such holder upon bankruptcy or insolvency, dissolution or reorganization of Goldman Sachs Bank USA.
          The Goldman Sachs Group, Inc. may not assign its rights or delegate its obligations under the guarantee agreement with respect to any holder of deposit notes, in whole or in part, without the prior written consent of such holder. However, this prohibition on assignment or delegation is subject to an important exception. The Goldman Sachs Group, Inc. may assign and delegate all of its rights and obligations under the guarantee agreement to any partnership, corporation, trust or other organization in any form that succeeds to all or substantially all of its assets and business and assumes such obligations by contract, operation of law or otherwise. Upon any such delegation and assumption of obligations, The Goldman Sachs Group, Inc. will be relieved of and fully discharged from all obligations under the guarantee agreement, whether such obligations arose before or after such delegation and assumption.
          The Goldman Sachs Group, Inc. may amend or terminate the guarantee as to any holder or holders of any deposit note or deposit notes, in whole or in part, at any time and from time to time as provided in the guarantee agreement, provided that no such amendment or termination may adversely affect the rights of any holder of deposit notes relating to any obligations under such deposit notes incurred before the effectiveness of such amendment or termination.
          The guarantee agreement is governed by New York law.
          The guarantee agreement has not been and will not be qualified as an indenture, and there is not and will not be any trustee, qualified under the Trust Indenture Act with respect to the guarantee agreement or the guarantee of the deposit notes. Therefore, the beneficiaries of the guarantee of the deposit notes will not have the protection of the Trust Indenture Act with respect to the guarantee.
          The guarantee is not insured by the FDIC and is not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.
          The guarantee of the deposit notes is governed by and subject to the guarantee agreement, and any payments The Goldman Sachs Group, Inc. may become obligated to make under the guarantee will be made on the terms and as provided in the guarantee agreement. Please note that The Goldman Sachs Group, Inc. or its agent may require any person claiming payment under the guarantee in respect of any deposit note to provide evidence reasonably satisfactory to it or its agent that such person is the holder of such deposit note or is otherwise entitled to such payment in lieu of the holder. The Goldman Sachs Group, Inc. has filed with the U.S. Securities and Exchange Commission (the “SEC”) the guarantee agreement as exhibit 4.80 to the Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 of The Goldman Sachs Group, Inc. (File No. 333-154173), filed on March 19, 2009, and we encourage you to read it carefully.
          Considerations Relating to the Guarantee
          In the event of a liquidation or other resolution of Goldman Sachs Bank USA and payment on the deposit notes by the FDIC under FDIC insurance, the FDIC will be subrogated to all rights of holders of the deposit notes against Goldman Sachs Bank USA under the deposit notes, including their rights against The Goldman Sachs Group, Inc. under the guarantee agreement, to the extent of such payment.
          The deposit notes will be deposit liabilities of Goldman Sachs Bank USA, unconditionally and irrevocably guaranteed by The Goldman Sachs Group, Inc. pursuant to the guarantee. Except to the extent FDIC insurance is available from the FDIC, no entity other than Goldman Sachs Bank USA (or its receiver or conservator, if applicable, to the extent of any available remaining assets of Goldman Sachs Bank, USA) or The Goldman Sachs Group, Inc. will have any obligation, contingent or otherwise, to make any payments in respect of the deposit notes. Accordingly, Goldman Sachs Bank USA and The Goldman Sachs Group, Inc. will be dependent on their respective assets and earnings to generate the funds necessary to meet their respective obligations with respect to the deposit notes. If Goldman Sachs Bank USA’s and The Goldman Sachs Group, Inc.’s assets and earnings are not adequate, Goldman Sachs Bank USA and The Goldman Sachs Group, Inc. may be unable to make payments in respect of the deposit notes and you could lose that part of your deposit, if any, that is not covered by FDIC insurance.
          The Goldman Sachs Group, Inc.’s assets consist principally of interests in its subsidiaries, including Goldman Sachs Bank USA, through which The Goldman Sachs Group, Inc. conducts its businesses. Consequently, The Goldman Sachs Group, Inc.’s right to participate as an equity holder in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise — and thus the ability of holders of deposit notes, as beneficiaries of the guarantee, to benefit from any such distribution — is junior to the rights of creditors of the subsidiary, except to the extent that any claims The Goldman Sachs Group, Inc. may have as a creditor of the subsidiary are recognized. In addition, dividends, loans and advances to The Goldman Sachs Group, Inc. from some of its subsidiaries, including Goldman, Sachs & Co., are restricted by net capital requirements under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and under rules of securities exchanges and other regulatory bodies. Dividends, loans and advances to The Goldman Sachs Group, Inc. from its banking subsidiaries, including Goldman Sachs Bank USA, are also subject to regulatory restrictions under applicable federal and state banking laws and regulations. Furthermore, because some of The Goldman Sachs Group, Inc.’s subsidiaries, including Goldman, Sachs & Co., are partnerships in which The Goldman Sachs Group, Inc. is a general partner or the sole limited partner, it may be liable for their obligations. The Goldman Sachs Group, Inc. also guarantees many obligations of Goldman

Sachs Bank USA other than the deposit notes and many obligations of its other subsidiaries. Any liability The Goldman Sachs Group, Inc. may have for its subsidiaries’ obligations could reduce its assets that are available to satisfy its creditors, including holders of deposit notes as beneficiaries of the guarantee.
          For a description of the risks relating to The Goldman Sachs Group, Inc.’s businesses and for information on The Goldman Sachs Group, Inc.’s credit ratings, see The Goldman Sachs Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008 and any subsequent reports filed with the SEC, which are incorporated by reference in this free writing prospectus.
          Available Information
          This free writing prospectus incorporates by reference documents that have been filed previously (or may be filed in the future) with the SEC by The Goldman Sachs Group, Inc., the parent company of Goldman Sachs Bank USA, and we encourage you to review them. Because we are incorporating by reference future filings with the SEC, this free writing prospectus is continually updated and those future filings may modify or supersede some of the information included in or incorporated by reference into this free writing prospectus. This free writing prospectus incorporates by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) by The Goldman Sachs Group, Inc.:
           (1) Annual Report on Form 10-K for the fiscal year ended November 28, 2008 (File No. 001-14965);
           (2) Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended November 28, 2008, dated and filed on March 27, 2009 (File No. 001-14965);
           (3) Current Report on Form 8-K, dated November 25, 2008 and filed on December 1, 2008 (File No. 001-14965);
           (4) Current Report on Form 8-K, dated December 15, 2008 and filed on December 16, 2008 (File No. 001-14965);
           (5) Current Report on Form 8-K, dated February 12, 2009 and filed on February 17, 2009 (File No. 001-14965);
           (6) Current Report on Form 8-K, dated and filed on April 13, 2009 (File No. 001-14965);
           (7) Current Report on Form 8-K, dated and filed on April 13, 2009 (File No. 001-14965); and
          (8) All documents filed by The Goldman Sachs Group, Inc. under Section 13(a), 13(c) 14 or 15(d) of the Exchange Act on or after the date of this free writing prospectus and before the termination of the offering of deposit notes by Goldman Sachs Bank USA.
          You may read and copy any documents filed with the SEC by The Goldman Sachs Group, Inc. at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Goldman Sachs Group, Inc.’s filings with the SEC are also available to the public through the SEC’s internet site at www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which The Goldman Sachs Group, Inc.’s common stock is listed.
          The Goldman Sachs Group, Inc. will provide without charge to each person to whom this free writing prospectus is delivered, upon his or her written request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this free writing prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, 85 Broad Street, New York, New York 10004, telephone (212) 902-0300.
          The Goldman Sachs Group, Inc. has filed a registration statement (including a prospectus) with the SEC relating to the guarantee. The registration statement does not apply to the deposit notes that are subject to the guarantee. Before you invest in the deposit notes, you should read the prospectus in that registration statement and the periodic reports and other documents that The Goldman Sachs Group, Inc. has filed with the SEC for more complete information about The Goldman Sachs Group, Inc. and the guarantee. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The Goldman Sachs Group, Inc., Goldman Sachs Bank USA

or any agent participating in the offering of the deposit notes will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or email: prospectus-ny@ny.email.gs.com.
     If you purchase a deposit note, you are making an investment in both a security of Goldman Sachs Bank USA — the deposit note — and a security of The Goldman Sachs Group, Inc. — the guarantee of the deposit note. Thus you should consider carefully the applicable offering circular relating to the deposit note and the prospectus relating to the guarantee.